UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2021

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third-Quarter 2021 Results,” dated November 4, 2021.

Exhibit

99.1	Press Release dated November 4, 2021

Textainer Group Holdings Limited

Reports Third-Quarter 2021 Results and Reinstates Quarterly Dividend

HAMILTON, Bermuda – (PRNewswire) – November 4, 2021 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the third-quarter ended September 30, 2021.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q3 2021	Q2 2021	Q3 2020
Lease rental income	$195,830	$187,434	$149,130
Gain on sale of owned fleet containers, net	$20,028	$18,836	$7,976
Income from operations	$114,037	$110,007	$54,109
Net income attributable to common shareholders	$64,729	$73,795	$16,952
Net income attributable to common shareholders per diluted common share	$1.28	$1.45	$0.32
Adjusted net income (1)	$76,502	$75,204	$21,634
Adjusted net income per diluted common share (1)	$1.52	$1.48	$0.41
Adjusted EBITDA (1)	$184,240	$178,448	$118,960
Average fleet utilization (2)	99.8%	99.8%	96.0%
Total fleet size at end of period (TEU) (3)	4,264,946	4,101,575	3,599,889
Owned percentage of total fleet at end of period	92.6%	90.6%	87.1%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $64.7 million for the third quarter or $1.28 per diluted common share, as compared to $73.8 million, or $1.45 per diluted common share in the second quarter of 2021;
•	Adjusted net income of $76.5 million for the third quarter, or $1.52 per diluted common share, as compared to $75.2 million, or $1.48 per diluted common share in the second quarter of 2021;
•	Adjusted EBITDA of $184.2 million for the third quarter, as compared to $178.4 million in the second quarter of 2021;
•	Average and ending utilization rate for the third quarter of 99.8%;
•

Invested $622 million in containers delivered during the third quarter, for a total $1.7 billion delivered through the first nine months of the year, virtually all of which are currently on lease with tenors in excess of 12 years;

•

As previously announced, issued $600 million of fixed-rate asset backed notes with an 11-year tenor on August 11, 2021. Additionally, issued a $209 million fixed-rate term loan with a 7-year tenor on October 18, 2021. The resulting proceeds from both issuances were used to pay down other debt facilities and create additional borrowing capacity for future container investments. The successful closing of these financings in turn further lowered our average effective interest rate to 2.60% as of the end of the quarter;

•

As previously announced, repaid in full $208 million of term loans on August 20, 2021, which carried a blended interest rate of 4.30% and had an original maturity in February 2025. In accordance with the early redemption provisions of the term loans, Textainer made a loan termination payment of $10.6 million and incurred a write-off of unamortized debt issuance costs of $1.3 million;

•

As previously announced, completed an underwritten public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 6.25% Series B cumulative redeemable perpetual preference shares, for an aggregate public offering price of $150 million;

•

Repurchased 523,662 shares of common stock at an average price of $31.63 per share during the third quarter. Textainer's board of directors authorized a $50 million increase to the share repurchase program of the Company's outstanding shares in September 2021, bringing its total authorization level to $200 million since inception. As of the end of the third quarter, the remaining authority under the share repurchase program totaled $77.5 million;

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on December 15, 2021, to holders of record as of December 3, 2021; and

•

Textainer’s board of directors approved the reinstatement of the common dividend program and declared a $0.25 per common share cash dividend in the third quarter of 2021, payable on December 15, 2021 to holders of record as of December 3, 2021.

“We are proud to deliver yet another quarter of very positive results, which reflect the consistent execution of our strategy to maximize the current favorable market opportunities and drive profitable organic growth with a focus on optimized capex as well as continued operational and financial efficiencies. For the quarter, lease rental income increased to $196 million, a 31% increase over the same quarter last year driven by continued fleet growth in a strong demand environment. Adjusted EBITDA increased to $184 million, a 55% increase from the same quarter last year, and adjusted net income was $77 million, or $1.52 per diluted share, which represents an annualized ROE of 22%,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

“During the third quarter, we deployed $622 million in capex, for a total of approximately $1.7 billion through the first nine months of the year and currently have committed orders in excess of $250 million for delivery in the fourth quarter. The current market environment remains favorable, as trade volumes and global supply-chain bottlenecks have continued to drive container demand. Furthermore, new container prices remain strong as we continue to successfully renew and extend expiring leases into life-cycle-leases, with maturities extending through the remaining useful life of the containers. The overall lease duration across the entirety of our fleet averages 6 years, thereby further securing stable future cash flows and mitigating possible future market cyclicality.”

“The Board increased its authorization to repurchase shares by $50 million to an aggregate of $200 million pursuant to its share repurchase program. To date, $122 million has been deployed, including $17 million in the third quarter, to repurchase approximately 16% of the shares outstanding when the program commenced in September 2019.”

“Additionally, the Textainer board has decided to reinstate a quarterly common dividend program. This is supported by our confidence in the underlying long-term business fundamentals and our reliable and stable cash generation capability. Efficiently managing shareholder capital with a focus on shareholder returns is key to our capital allocation strategy and the reinstatement of the dividend program demonstrates this, adding to our already strong share repurchase program.”

“The current market fundamentals are expected to continue to be favorable as cargo demand remains strong and supply chain disruptions are widely predicted to sustain through most of 2022. We plan to maintain our disciplined approach towards fleet growth, investing selectively in the most attractive long-term opportunities, and remain committed to enhancing our financial performance to deliver long-term value to our common shareholders focusing on dividends and share repurchases to return capital to shareholders,” concluded Ghesquiere.

Third-Quarter Results

Lease rental income increased $8.4 million from the second quarter of 2021 due to an increase in fleet size and average rental rate, showing growth even when considering $5.9 million of non-recurring revenue recorded in the second quarter of 2021.

Trading container margin decreased $1.6 million from the second quarter of 2021, due to a reduction in the number of containers sold.

Gain on sale of owned fleet containers, net increased $1.2 million from the second quarter of 2021, due to an increase in the average gain per container sold.

Depreciation expense increased $2.8 million from the second quarter of 2021, primarily due to an increase in fleet size.

General and administrative expense increased $1.7 million from the second quarter of 2021, primarily due to an increase in incentive compensation and benefit costs associated with improved company performance.

Interest expense increased $3.0 million compared to the second quarter of 2021, due to a higher average debt balance, partially offset by a decrease in our average effective interest rate.

Debt termination expense amounted to $11.9 million in the quarter, which included a $10.6 million loan termination payment and a $1.3 million write off of unamortized deferred debt issuance costs, resulting from the early redemption of higher-priced fixed-rate asset backed notes with proceeds from our lower-priced debt facilities.

Realized loss on financial instruments, net decreased $2.3 million and unrealized gain on financial instruments, net decreased $1.3 million from the second quarter of 2021 to a minimal amount, due to the termination of all interest rate swaps not designated under hedge accounting during the second and third quarter of 2021. As of September 30, 2021, all of our outstanding interest rate swaps were designated under hedge accounting and will no longer generate realized or unrealized gain (loss) on financial instruments.

Conference Call and Webcast

A conference call to discuss the financial results for the third quarter 2021 will be held at 5:00 pm Eastern Time on Thursday, November 4, 2021. The dial-in number for the conference call is 1-855-327-6838 (U.S. & Canada) and 1-604-235-2082 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 4.3 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 150,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) current market fundamentals are expected to continue to be favorable; (ii) disruptions are predicted to sustain through most of 2022; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues:
Lease rental income - owned fleet	$182,655	$133,587	$509,526	$392,307
Lease rental income - managed fleet	13,175	15,543	42,982	47,075
Lease rental income	195,830	149,130	552,508	439,382

Management fees - non-leasing	598	1,696	2,746	3,724

Trading container sales proceeds	6,307	7,655	22,648	24,667
Cost of trading containers sold	(3,668)	(6,721)	(13,612)	(22,513)
Trading container margin	2,639	934	9,036	2,154

Gain on sale of owned fleet containers, net	20,028	7,976	51,222	19,410

Operating expenses:
Direct container expense - owned fleet	5,210	16,395	17,794	44,907
Distribution expense to managed fleet container investors	11,751	14,364	38,770	43,219
Depreciation expense	72,839	65,374	208,660	196,056
Amortization expense	802	645	2,290	1,766
General and administrative expense	12,543	10,868	34,263	30,872
Bad debt recovery, net	(15)	(2,095)	(1,225)	(326)
Container lessee default expense (recovery), net	1,928	76	(1,185)	(1,607)
Total operating expenses	105,058	105,627	299,367	314,887
Income from operations	114,037	54,109	316,145	149,783
Other (expense) income:
Interest expense	(33,128)	(29,123)	(92,381)	(95,257)
Debt termination expense	(11,866)	(8,628)	(15,078)	(8,750)
Interest income	20	23	83	479
Realized loss on financial instruments, net	(112)	(4,107)	(5,516)	(8,900)
Unrealized gain (loss) on financial instruments, net	83	4,161	4,681	(9,434)
Other, net	(750)	859	(610)	803
Net other expense	(45,753)	(36,815)	(108,821)	(121,059)
Income before income taxes	68,284	17,294	207,324	28,724
Income tax benefit (expense)	59	152	(890)	(89)
Net income	68,343	17,446	206,434	28,635
Less: Dividends on preferred shares	3,614	—	5,860	—
Less: Net income attributable to the noncontrolling interest	—	494	—	73
Net income attributable to common shareholders	$64,729	$16,952	$200,574	$28,562
Net income attributable to common shareholders per share:
Basic	$1.31	$0.32	$4.03	$0.53
Diluted	$1.28	$0.32	$3.96	$0.53
Weighted average shares outstanding (in thousands):
Basic	49,414	52,514	49,804	54,221
Diluted	50,417	52,713	50,708	54,317

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$184,099	$131,018
Marketable securities	986	—
Accounts receivable, net of allowance of $1,389 and $2,663, respectively	184,225	108,578
Net investment in finance leases, net of allowance of $86 and $169, respectively	110,397	78,459
Container leaseback financing receivable, net of allowance of $38 and $98, respectively	29,865	27,076
Trading containers	18,850	9,375
Containers held for sale	7,405	15,629
Prepaid expenses and other current assets	14,049	13,713
Due from affiliates, net	2,770	1,509
Total current assets	552,646	385,357
Restricted cash	76,955	74,147
Marketable securities	3,240	—
Containers, net of accumulated depreciation of $1,789,718 and $1,619,591, respectively	4,693,533	4,125,052
Net investment in finance leases, net of allowance of $610 and $1,164 respectively	1,591,858	801,501
Container leaseback financing receivable, net of allowance of $84 and $326, respectively	331,808	336,792
Derivative instruments	2,514	47
Deferred taxes	1,151	1,153
Other assets	14,440	17,327
Total assets	$7,268,145	$5,741,376
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$22,248	$24,385
Container contracts payable	282,794	231,647
Other liabilities	4,841	2,288
Due to container investors, net	18,188	18,697
Debt, net of unamortized costs of $8,101 and $8,043, respectively	346,287	408,365
Total current liabilities	674,358	685,382
Debt, net of unamortized costs of $28,501 and $18,639, respectively	4,799,995	3,706,979
Derivative instruments	3,671	29,235
Income tax payable	10,466	10,047
Deferred taxes	7,405	6,491
Other liabilities	40,396	16,524
Total liabilities	5,536,291	4,454,658
Equity:
Textainer Group Holdings Limited shareholders' equity:
Preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares
7.00% Series A fixed-to-floating rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
6.25% Series B fixed rate cumulative redeemable perpetual preferred shares, 6,000 shares issued and outstanding (equivalent to 6,000,000 depositary shares at $25.00 liquidation preference per depositary share)	150,000	—
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,183,228 shares issued and 49,252,536 shares outstanding at 2021; 58,740,919 shares issued and 50,495,789 shares outstanding at 2020	592	587
Treasury shares, at cost, 9,930,692 and 8,245,130 shares, respectively	(132,028)	(86,239)
Additional paid-in capital	424,273	416,609
Accumulated other comprehensive loss	(1,379)	(9,744)
Retained earnings	1,140,396	938,395
Total Textainer Group Holdings Limited shareholders’ equity	1,731,854	1,259,608
Noncontrolling interest	—	27,110
Total equity	1,731,854	1,286,718
Total liabilities and equity	$7,268,145	$5,741,376

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$206,434	$28,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	208,660	196,056
Bad debt recovery, net	(1,225)	(326)
Container recovery from lessee default, net	(4,835)	(140)
Unrealized (gain) loss on financial instruments, net	(4,681)	9,434
Amortization of unamortized debt issuance costs and accretion of bond discounts	7,153	6,011
Debt termination expense	15,078	8,750
Amortization of intangible assets	2,290	1,766
Gain on sale of owned fleet containers, net	(51,222)	(19,410)
Share-based compensation expense	4,208	3,218
Changes in operating assets and liabilities	1,757	54,319
Total adjustments	177,183	259,678
Net cash provided by operating activities	383,617	288,313
Cash flows from investing activities:
Purchase of containers and fixed assets	(1,689,588)	(273,171)
Payment on container leaseback financing receivable	(18,705)	(24,089)
Proceeds from sale of containers and fixed assets	112,745	109,144
Receipt of principal payments on container leaseback financing receivable	21,081	15,788
Net cash used in investing activities	(1,574,467)	(172,328)
Cash flows from financing activities:
Proceeds from debt	4,229,756	1,626,759
Payments on debt	(3,199,942)	(1,704,132)
Payment of debt issuance costs	(21,107)	(13,333)
Proceeds from container leaseback financing liability, net	16,305	—
Principal repayments on container leaseback financing liability, net	(3,128)	(12,754)
Issuance of preferred shares, net of underwriting discount	290,550	—
Purchase of treasury shares	(45,789)	(56,779)
Issuance of common shares upon exercise of share options	6,789	224
Dividends paid on preferred shares	(4,433)	—
Purchase of noncontrolling interest	(21,500)	—
Other	(654)	—
Net cash provided by (used in) financing activities	1,246,847	(160,015)
Effect of exchange rate changes	(108)	3
Net increase (decrease) in cash, cash equivalents and restricted cash	55,889	(44,027)
Cash, cash equivalents and restricted cash, beginning of the year	205,165	277,905
Cash, cash equivalents and restricted cash, end of the period	$261,054	$233,878

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss and settlement of derivative instruments	$115,454	$98,351
Income taxes paid	$1,559	$29
Receipt of payments on finance leases, net of income earned	$47,490	$33,325
Supplemental disclosures of noncash operating activities:
Receipt of marketable securities from a lessee	$5,789	$-
Right-of-use asset for leased properties	$272	$555
Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$51,147	$316,503
Containers placed in finance leases	$902,748	$355,096

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding debt termination expense, unrealized gain (loss) on derivative instruments and marketable securities and the related impacts on income taxes and non-controlling interest. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and nine months ended September 30, 2021 and 2020 and for the three months ended June 30, 2021.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Nine Months Ended,
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$64,729	$73,795	$16,952	$200,574	$28,562
Adjustments:
Debt termination expense	11,866	2,945	8,628	15,078	8,750
Unrealized (gain) loss on financial instruments, net	(83)	(1,406)	(4,161)	(4,681)	9,434
Loss on settlement of pre-existing management agreement	116	—	—	116	—
Impact of reconciling items on income tax	(126)	(130)	(42)	(229)	(179)
Impact of reconciling items attributable to the noncontrolling interest	—	—	257	—	(437)
Adjusted net income	$76,502	$75,204	$21,634	$210,858	$46,130

Adjusted net income per diluted common share	$1.52	$1.48	$0.41	$4.16	$0.85

	Three Months Ended,			Nine Months Ended,
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$64,729	$73,795	$16,952	$200,574	$28,562
Adjustments:
Interest income	(20)	(26)	(23)	(83)	(479)
Interest expense	33,128	30,147	29,123	92,381	95,257
Debt termination expense	11,866	2,945	8,628	15,078	8,750
Realized loss on derivative instruments, net	4	2,448	4,107	5,408	8,900
Unrealized (gain) loss on financial instruments, net	(83)	(1,406)	(4,161)	(4,681)	9,434
Loss on settlement of pre-existing management agreement	116	—	—	116	—
Income tax (benefit) expense	(59)	(117)	(152)	890	89
Net income attributable to the noncontrolling interest	—	—	494	—	73
Depreciation expense	72,839	70,015	65,374	208,660	196,056
Container write off (recovery) from lessee default, net	918	(41)	33	(4,835)	(1,525)
Amortization expense	802	688	645	2,290	1,766
Impact of reconciling items attributable to the noncontrolling interest	—	—	(2,060)	—	(7,507)
Adjusted EBITDA	$184,240	$178,448	$118,960	$515,798	$339,376

	Three Months Ended,			Nine Months Ended,
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$64,729	$73,795	$16,952	$200,574	$28,562
Adjustments:
Container impairment (recovery)	1,183	254	3,074	(5,114)	8,857
Loss on settlement of pre-existing management agreement	116	—	—	116	—
Impact of reconciling items on income tax	(35)	(2)	(28)	24	(86)
Impact of reconciling items attributable to the noncontrolling interest	—	—	(85)	—	(243)
Headline earnings	$65,993	$74,047	$19,913	$195,600	$37,090

Headline earnings per basic common share	$1.34	$1.49	$0.38	$3.93	$0.68
Headline earnings per diluted common share	$1.31	$1.46	$0.38	$3.86	$0.68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2021

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer